

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2010

Mr. John J. Quicke
President and Chief Executive Officer
Del Global Technologies Corporation
100 Pine Aire Drive
Bay Shore, New York 11706

      Re: Del Global Technologies Corporation
               Preliminary Proxy Statement on Schedule 14A
               Filed May 14, 2010
               File No. 000-03319

Dear Mr. Quicke:

      We have completed our review of your filings and do not have any further comments at this time.

                                   Sincerely,

                                   Martin James
                                   Acting Assistant Director

cc (fax):   Steven Wolosky
              Jeffrey S. Spindler
              Olshan Grundman Frome Rosenzweig & Wolosky LLP